Mail Stop 4561

October 23, 2008

Ms. Pamela N. Favero
Chief Financial Officer
AJS Bancorp, Inc.
14757 S. Cicero Avenue
Midlothian, Illinois 60445

> **RE: AJS Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **File No. 000-33405**

Dear Ms. Favero:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007:

Notes to Consolidated Financial Statements

Note 3 – Loans, page F-17

1.   We note your disclosure on page F-18 that nonperforming loans and impaired loans are defined differently and that some loans may be included in both categories whereas other loans may only be included in one category. Given the significant increase in impaired loans for the year ended December 31, 2007 compared to the modest increase in nonperforming loans during the same period, please revise future filings to clearly define how you determine a loan to be nonperforming versus impaired. In addition, clearly explain how changes in credit quality impacted the level of nonperforming and impaired loans, as well as the level of your allowance for loan losses, during the periods presented.

Form 10-Q for Quarterly Period Ended June 30, 2008:

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

2.   Item 303 of Regulation S-K requires you to discuss, in your Management's Discussion and Analysis, any known trends or any known demands, commitments, events or uncertainties you reasonably expect to have a material favorable or unfavorable impact on your results of operations, liquidity, and capital resources. Given the recent volatility in the real estate market and the current credit environment, we believe that interim disclosures concerning changes in the credit quality of your loan portfolio would provide meaningful information to investors. Accordingly, please revise your future quarterly reports, beginning with your September 30, 2008 Form 10-Q, to provide the disclosures required by Items III and IV of Industry Guide 3.

3.   As a related matter, please revise your future filings to provide the following disclosures related to your loan portfolio:

• Disclose whether you originate or purchase non-traditional loans such as interest-only, negative amortization or payment option ARMS and, if so, quantify the percentage of your portfolio that consists of such loans; and

• Disclose the extent to which you originate or purchase subprime or Alt-A loans and quantitatively disclose how the composition of your loan portfolio breaks down between prime, subprime and Alt-A.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3426 if you have questions.

Sincerely,

Angela Connell
Reviewing Accountant